Exhibit 99.1
ENCANA CORPORATION
NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID
     In accordance with the Rules and Policies of the Toronto Stock Exchange (the “Exchange”) regarding normal course issuer bids, notification is hereby given that EnCana Corporation (the “Corporation” or “EnCana”) intends to make a normal course issuer bid for certain of its outstanding common shares (the “Common Shares”) on the terms set forth in this notice. The issued and outstanding Common Shares are listed on the Exchange under the trading symbol “ECA”.
ITEM 1 — NAME OF ISSUER
     The name of the issuer is EnCana Corporation, whose principal business office is located at Suite 1800, 855 — 2 Street S.W., Calgary, Alberta, T2P 2S5.
ITEM 2 — SHARES SOUGHT
     It is estimated that there are approximately 804,670,455 million Common Shares issued and outstanding and the public float of Common Shares estimated to be presently outstanding is approximately 801,873,475 Common Shares. Under the rules of the Exchange, in the twelve (12) months ending November 5, 2007, the Corporation may acquire up to 80,187,347 Common Shares being 10% of the public float of Common Shares estimated to be presently outstanding, subject to a maximum of 2% of the Common Shares estimated to be presently outstanding in a given thirty (30) day period. The number of Common Shares that the Corporation intends to acquire pursuant to this notice will depend on market conditions. If market conditions permit, the Corporation presently intends to acquire the full number of Common Shares that may be purchased pursuant to this notice. Any Common Shares purchased pursuant to the normal course issuer bid will be cancelled.
ITEM 3 — DURATION OF PURCHASES
     The Corporation may begin to purchase the Common Shares pursuant to this notice on November 6, 2006. Under the rules of the Exchange, purchases made pursuant to this notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on the earliest of: (i) November 5, 2007; (ii) on such earlier date as the maximum number of Common Shares available for purchase hereunder have been purchased; or (iii) delivery of a notice of termination.
ITEM 4 — METHOD OF ACQUISITION
     Purchases of the Common Shares pursuant to this notice will be effected, on behalf of the Corporation, by a registered investment dealer (the “Dealer”) through the facilities of the Exchange. In addition, purchases may be made by the Dealer (or an affiliate of the Dealer) through the facilities of the New York Stock Exchange.
     The price paid by the Corporation for any Common Shares purchased by it pursuant to this notice will be the market price of the shares at the time of purchase. The Corporation does not presently intend to purchase the Common Shares other than by means of open market transactions or by way of an exempt offer during the period that the normal course issuer bid is outstanding.
ITEM 5 — CONSIDERATION OFFERED
     Purchases of the Common Shares pursuant to this notice will be made at such times and in such numbers as may be determined by the Corporation. The purchase of and payment for the Common Shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.
     The Corporation presently intends to fund the purchase of the Common Shares pursuant to the normal course issuer bid from its working capital, which may include funding derived from cash flow or from borrowing, proceeds from dispositions or other sources. Except as provided above, there are no restrictions on the consideration to be offered by the Corporation.
ITEM 6 — REASONS FOR THE NORMAL COURSE ISSUER BID
     In authorizing the normal course issuer bid for Common Shares, the Board of Directors of the Corporation has been motivated by its belief that the purchase of Common Shares, from time to time, can be undertaken at prices that make the acquisition of such Common Shares an appropriate use of the Corporation’s funds. These purchases benefit shareholders who continue to hold Common Shares in that their equity interest in the Corporation’s assets is increased.
ITEM 7 — VALUATIONS
     To the knowledge of the directors and officers (excluding those persons who are entitled to rely on the exemptions contained in National Instrument 55-101) of the Corporation (such persons being collectively the “Reporting Individuals”), after reasonable enquiry, no independent appraisal or valuation or material non-independent appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities. The Corporation, in accordance with usual practices in the oil and gas industry, prepares annual independent engineering evaluations of the petroleum and natural gas reserves of the Corporation and its subsidiaries, a summary of which is publicly disclosed annually.
ITEM 8 — PREVIOUS PURCHASES
     Under its previous Normal Course Issuer Bid for the period October 31, 2005 through October 30, 2006, the Corporation purchased in the open market 61,091,100 Common Shares at an average price of approximately US $48.67 per Common Share, including commissions, for total consideration of US $2,973,382,283.87.
ITEM 9 — PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION
     To the knowledge of the Corporation, after reasonable enquiry, there are no persons acting jointly or in concert with the Corporation.
ITEM 10 — ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES
     To the knowledge of the Corporation, after reasonable enquiry, no Reporting Individual or any associate of any such Reporting Individual nor any person acting jointly or in concert with the Corporation or any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Common Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant and sales by such persons as may occur as a result of the exercise by such persons of outstanding stock options during the course of the normal course issuer bid.
ITEM 11 — BENEFITS FROM THE NORMAL COURSE ISSUER BID
     There is no direct or indirect benefit arising from the normal course issuer bid to any of the persons or companies named in Item 10 other than those available to all shareholders of the Corporation.
ITEM 12 — MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION
     There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.
ITEM 13 — CERTIFICATE
     The undersigned, duly authorized by the Board of Directors of the Corporation, certifies that this notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange and that this notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.
     Dated effective the 1st day of November, 2006.

“Thomas G. Hinton”
Thomas G. Hinton
Treasurer